Filed by Nikola Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Romeo Power, Inc.

(Commission File No. 001-38795)

NIKOLA CORPORATION

4141 E Broadway Road

Phoenix, Arizona 85040

(480) 666-1038

Supplement to Proxy Statement for

Annual Meeting of Stockholders

to be held on August 2, 2022

This supplement, dated August 1, 2022, supplements the definitive proxy statement (the “Proxy Statement”) of Nikola Corporation (the “Company”) filed with the Securities and Exchange Commission on April 20, 2022 and supplemented as of May 27, 2022 and June 1, 2022, relating to the Company’s Annual Meeting of Stockholders, which meeting is adjourned and is to be reconvened and held virtually on August 1, 2022. The purpose of this supplement is to provide additional information related to the Company’s proposed acquisition of Romeo Power, Inc. Accordingly, the following text is added as a new section on page 53 of the Proxy Statement, following the section entitled “Proposal 2 — Amendment to our Restated Certificate to Increase the Authorized Number of Shares of Common Stock — Potential Effects of the Amendment,” to read in its entirety as set forth under “RECENT EVENTS” below. As of the date of this Supplement, the Company has sufficient shares of authorized but unissued common stock to complete the Merger and will not need to use any of the share increase covered by Proposal 2 in order to complete the Merger.

“RECENT EVENTS

On August 1, 2022, we announced that we had entered into an Agreement and Plan of Merger and Reorganization dated July 30, 2022 (the “Merger Agreement”) with Romeo Power, Inc. (“Romeo”). Romeo is a provider of battery packs used in our trucks. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, our wholly-owned subsidiary (the “Purchaser”) will commence an exchange offer (the “Offer”) to acquire all of the issued and outstanding shares of Romeo’s common stock for the right to receive 0.1186 of a share of our common stock (the “Exchange Ratio”).

Promptly following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, the Purchaser will be merged with and into Romeo, with Romeo surviving as our wholly-owned subsidiary (the “Merger”). If the Offer is completed, the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law, which permits completion of the Merger without a vote of the holders of Romeo common stock upon the acquisition by the Purchaser of a majority of the aggregate voting power of Romeo common stock that are then issued and outstanding. At the effective time of the Merger (the “Effective Time”), each then-outstanding share of Romeo common stock, other than shares held in treasury, by us, the Purchaser, Romeo or their respective subsidiaries immediately before the Effective Time, will be cancelled and converted into the right to receive a number of shares of our common stock equal to the Exchange Ratio.

The Merger Agreement provides that at the effective time of the Merger, (a) each outstanding option (whether or not vested or exercisable) relating to Romeo common stock will be cancelled and the holders will not be entitled to receive any consideration, (b) each restricted stock unit and performance stock unit relating to Romeo common stock will be assumed by us and converted into a corresponding award with respect to Nikola common stock (with the number of shares subject to such award equitably adjusted based on the Exchange Ratio) (all performance-based vesting conditions shall be deemed satisfied at the greater of the “earned” or “target” performance levels) and (c) each warrant exercisable for Romeo common stock will be assumed by us and converted into a corresponding warrant denominated in shares of our common stock (with the number of warrants and exercise price being adjusted based on the Exchange Ratio).

The completion of the Merger is subject to a number of conditions, including that a minimum of a majority of the voting power of Romeo common stock is validly tendered in the Offer, that applicable regulatory approvals are received, and other customary conditions.

In connection with entering into the Merger Agreement, we have agreed to provide financial assistance to Romeo to facilitate the production of battery packs pending closing of the Merger, subject to conditions and limitations contained in the applicable agreements.”

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that Nikola Corporation (“Nikola”), its acquisition subsidiary or Romeo Power, Inc. (“Romeo”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file a tender offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and Romeo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Romeo stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nikola will be available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo will be available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5660 Katella Avenue, Cypress, California 90603.

Forward-Looking Statements

This Supplement contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed merger, the anticipated benefits of the transaction, and Nikola’s expectations regarding the closing of the merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Supplement, including but not limited: risks related to the ability of Nikola to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the exchange offer to meet the minimum condition; the ability of Romeo and Nikola to receive the required regulatory approvals for the proposed acquisition of Romeo by Nikola; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; Nikola’s ability to successfully integrate Romeo’s battery pack production into its business; Nikola’s ability to realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed transaction may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of Nikola’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs or known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all.

For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Nikola and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and Nikola disclaims any obligation to update any forward-looking statement, except as required by law.